MORGAN STANLEY NORTH AMERICAN GOVERNMENT INCOME TRUST

Item 77.C.	Matters Submitted to a Vote of Security Holders -
October 23, 2002

	Approval of an Agreement and Plan of Reorganization, dated April 25, 2002, between Morgan Stanley North American Government Securities and Morgan Stanley Limited Duration Fund, pursuant to which substantially all of the assets of Morgan Stanley North American Government Income Trust would be combined with those of Morgan Stanley Limited Duration Fund and shareholders of Morgan Stanley North American Government Income Trust would become shareholders of Morgan Stanley Limited Duration Fund with a value equal to the value of their holdings in Morgan Stanley North American Government Income Trust


For: 4,322,755	 Against: 185,892		Abstain: 345,494